UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Moscow CableCom Corp.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
61945R100

(CUSIP Number)

Henry Lesser, Esq.	Marjorie Adams, Esq.
DLA Piper US LLP	DLA Piper US LLP
2000 University Avenue	1251 Avenue of the Americas, 29th Floor
East Palo Alto, California, 94303	New York, NY 10020-1104
Telephone (650) 833-2000	Phone: (212) 335-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 4, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Renova Media Enterprises Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Includes: (i) 3,375,084 shares of common stock, $0.01 par value (“Common Stock”), of Moscow CableCom Corp. (the “Company”) held directly by Renova Media Enterprises Ltd. (“Renova Media”), (ii) 1,687,542 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of the Company’s Series B Convertible Preferred Stock, $0.01 par value (“Preferred Stock”), which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”) that Renova Media may be deemed to beneficially own by reason of a Shareholders Agreement between Renova Media and COMCOR, dated August 26, 2004, as amended (the “Shareholders Agreement”), and as a result of the acquisition by Renova Media of a controlling interest in COMCOR on June 7, 2006, with respect to which Renova Media disclaims beneficial ownership, and (vi) 817,512 shares of Common Stock that Renova Media may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements (the “Irrevocable Proxy Arrangements”) between Renova Media and certain stockholders of the Company, with respect to which Renova Media disclaims beneficial ownership.

(2)	Includes all of the securities listed in note (1) above, except for 163,503 shares of Common Stock, which are subject to the Irrevocable Proxy Arrangements, with respect to which Renova Media does not have any dispositive power and disclaims beneficial ownership.

(3)	Based upon a total of 28,223,280 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on September 29, 2006, as disclosed by the Company to Renova Media (13,752,738) and assumes (i) exercise of 1,687,542 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: Victor Vekselberg

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (4)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.1% (6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(4)	Includes: (i) 3,375,084 shares of Common Stock held directly by Renova Media, (ii) 1,687,542 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of Preferred Stock, which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by COMCOR that Mr. Vekselberg may be deemed to beneficially own by reason of the Shareholders Agreement, and as a result of the acquisition by Renova Media of a controlling interest in COMCOR on June 7, 2006, with respect to which Mr. Vekselberg disclaims beneficial ownership, and (vi) 817,512 shares of Common Stock that Renova Media may be deemed to beneficially own by reason of the Irrevocable Proxy Arrangements, with respect to which Renova Media disclaims beneficial ownership.

(5)	Includes all of the securities listed in note (1) above, except for 163,503 shares of Common Stock, which are subject to the Irrevocable Proxy Arrangements, with respect to which Renova Media does not have any dispositive power and with respect to which Mr. Vekselberg disclaims beneficial ownership.

(6)	Based upon a total of 28,223,280 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on September 29, 2006, as disclosed by the Company to Renova Media (13,752,738) and assumes (i) exercise of 1,687,542 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 7. Material to be filed as Exhibits
SIGNATURE
EXHIBIT 24
EXHIBIT 25
EXHIBIT 26
EXHIBIT 27
EXHIBIT 28

     This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, jointly by Renova Media Enterprises Ltd., a Bahamas corporation formerly known as Columbus Nova Investments VIII Ltd. (“Renova Media”), and Victor Vekselberg (together with Renova Media, the “Reporting Persons”) and amends the below-indicated items from the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons on September 23, 2004, and amended on January 18, 2005, August 23, 2005, June 15, 2006, August 2, 2006 and October 16, 2006.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and supplemented to include the following:
     Reference is made to the letter, dated November 4, 2006 (the “Proposal Letter”), delivered by Renova Media to Moscow CableCom Corp. (the “Company”), a copy of which is attached hereto as Exhibit 24 and incorporated herein by reference, and which is described in Item 4 of this Amendment No. 6, which is incorporated herein by reference, setting forth the terms and conditions of a proposed negotiated transaction (the “Proposed Transaction”). Based on the number of shares of Company common stock, $0.01 par value (“Common Stock”), outstanding and issuable upon conversion of shares of Company preferred stock outstanding, in each case beneficially owned by persons other than the Reporting Persons, as set forth in documents publicly available and filed with the Commission by the Company and certain Company stockholders (and subject to the next sentence of this Item 3), and based on a proposed cash price of $10.80 per share of Common Stock, the Reporting Persons estimate that an aggregate of approximately $158.5M will be used for (i) acquiring Company securities from persons other than the Reporting Persons in the Proposed Transaction; (ii) exercising warrants to purchase shares of Series B preferred stock of the Company, $0.01 par value (“Series B Preferred Stock”), and subsequently converting those shares of Series B Preferred Stock (and other shares of Series B Preferred Stock currently held by Renova Media, if necessary) into shares of Common Stock, such that, as contemplated by the Proposal Letter, Renova Media will be assured of owning directly at least a majority of the voting power of the then-outstanding Company voting securities on the record date for either the special meeting at which the Company’s stockholders would vote on the adoption of the Proposed Transaction or the adoption of the Proposed Transaction by written stockholder consent in lieu of such a special meeting, to assure that a majority of the voting power of the then-outstanding Company voting securities entitled to vote on such adoption is voted in favor thereof irrespective of the vote of any other stockholder entitled to vote; and (iii) estimated expenses related to the Proposed Transaction. In the Proposed Transaction, shares of the Company held directly by Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”) (whether or not deemed beneficially owned by the Reporting Persons for purposes of Schedule 13D) would be acquired on the same terms as the shares held by all other stockholders of the Company other than Renova Media.
     The Reporting Persons believe that, as of the date hereof, Renova Media directly holds shares of Common Stock and Series B Preferred Stock representing approximately 40.5% of the voting power of the Company’s outstanding voting securities. This estimated percentage is based on information set forth in documents publicly available and filed with the Commission by the Company and certain Company stockholders. This estimated percentage differs from information set forth elsewhere in this Schedule 13D with respect to shares deemed beneficially owned by the Reporting Persons under the Schedule 13D rules regarding beneficial ownership in that this estimated percentage excludes: (i) shares of Common Stock held directly by COMCOR; (ii) shares of Company capital stock which Renova Media has the right to acquire under outstanding nonvoting securities of the Company held directly by Renova Media; and (iii) shares of Common Stock subject to irrevocable proxy and powers of attorney arrangements between Renova Media and certain stockholders of the Company.
     The Reporting Persons anticipate obtaining the funds necessary to complete the Proposed Transaction from proceeds of borrowings from its two shareholders under the Amended and Restated Credit Facility Agreement dated November 3, 2006 among Renova Media, Renova Industries Ltd. and CMCR Management Limited, which agreement is attached hereto as Exhibit 25. Such agreement, as amended and restated, covers the approximately $56M in existing borrowings by Renova Media unrelated to the Proposed Transaction, and the approximately $158.5M estimated to be needed for the Proposed Transaction, as described above. The consummation of the Proposed Transaction would not be conditioned upon the Reporting Persons obtaining any financing.
     There is no assurance that any agreement will be reached with the Company providing for the Proposed Transaction nor is there any assurance that, if such an agreement is reached with the Company, the Proposed Transaction will be consummated.
Item 4. Purpose of Transaction
     Item 4 is hereby amended and supplemented to include the following:
     On November 4, 2006, Renova Media delivered to the board of directors of the Company the Proposal Letter, setting forth the terms of the Proposed Transaction in which Renova Media would acquire all of the equity interests of the Company not then beneficially owned by the Reporting Persons (subject to the next sentence of this Item 4) at a cash price of $10.80 per share of Common Stock. In the Proposed Transaction, shares of the Company held directly by COMCOR (whether or not deemed beneficially owned by the Reporting Persons for purposes of Schedule 13D) would be acquired on the same terms as the shares held by all other stockholders of the Company other than Renova Media. The Proposed Transaction would be subject to the terms and conditions set forth in the Proposal Letter.
     A copy of Renova Media’s press release announcing the Proposal Letter is attached hereto as Exhibit 26, which is incorporated herein by reference. A Press Release Summary to be distributed in Russian translation to media upon request is attached hereto as Exhibit 27, which is incorporated herein by reference.
     Renova Media provided a written commitment to the Company dated August 4, 2006 that Renova Media will provide the Company and/or its subsidiaries with sufficient capital to ensure that the Company’s operations can continue uninterrupted for a period of one year after the date on which the Company filed its Form 10-Q for the period ending June 30, 2006, which filing was made on October 25, 2006. The commitment does not specify the amount of capital to be provided or the terms on which such capital will be provided. The commitment indicates that such capital will be provided on terms acceptable to Renova Media and the Company’s Board of Directors (with directors directly affiliated with Renova Media abstaining from any vote on such terms). The commitment and any similar commitment that Renova Media may, in its discretion, decide to provide pending the outcome of its Proposal Letter are independent of the Proposed Transaction. However, as indicated in the Proposal Letter, Renova Media has concluded that continuing to make incremental equity investments in the Company to finance its operations, beyond Renova Media’s current limited commitment, without 100% ownership of the Company is not the optimal long-term use of Renova Media’s investment capital.
Item 7. Material to be filed as Exhibits
     Item 7 is hereby amended and supplemented to include the following exhibits, filed herewith:

Exhibit 24	Letter from Renova Media to the Board of Directors of the Company, dated November 4, 2006

Exhibit 25	Amended and Restated Credit Facility Agreement, dated November 3, 2006, among Renova Media, Renova Industries Ltd. and CMCR Management Limited

Exhibit 26	Press release of Renova Media, dated November 6, 2006

Exhibit 27	Press release summary to be distributed in Russian translation to selected Russian media

Exhibit 28	Power of Attorney, dated November 1, 2006

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.
Dated: November 6, 2006

RENOVA MEDIA ENTERPRISES LTD.

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

VICTOR VEKSELBERG

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact